EXHIBIT C


[LOGO OF KOOR INDUSTRIES LTD.]
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                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel:  972-3-6238420
                                                      Fax: 972-3-6238425

                                                      June 21, 2000


The Securities Authority        The Tel Aviv Stock Exchange          The Registrar of Companies
22 Kanfei Nesharim St.          54 Ahad Ha'am St.                    97 Yafo St.
Jerusalem 95464                 Tel Aviv 65202                       Jerusalem 91007
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Fax: 02-6513940                 Fax: 03-5105379
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Dear Sirs,


RE:  IMMEDIATE REPORT (NO. 41/2000) REGARDING THE NOMINATION OF A DIRECTOR
     (NOT AN INDEPENDENT DIRECTOR) KOOR INDUSTRIES LTD.
     (COMPANY NO. 52-001414-3)
     -------------------------


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
1.    Name:                                                 Mr. David Rubner

2.    Date of Nomination:                                   June 19, 2000

3.    ID No.:                                               01-249621-2

4.    Date of Birth:                                        March 5, 1940

5.    Citizenship                                           Israeli

6.    Residential Address:                                  40, Yad Lebanim St.,
      Petach Tikva

7.    Education:                                            Academic.

8.    Occupation/s over last five years:                    President and CEO of ECI Telecom, CEO of
                                                            Rubner Technologies.

9.    Companies in which she serves as or has served        ECI Telecom, ECTEL, VPS Ltd., Transit
      as a director over the past five years:               Networks Inc., Checkpoint Software Ltd.
                                                            Efcon Ltd.

10.   Whether an Employee of the Company,
      or Subsidiary or an Affiliate,
      or an Interested Party therein:
      (If an Employee of the Company, or
      a subsidiary or Affiliate, or of an Interested        Not employee of the Company or its
      Party in the Company, full details thereof:)          subsidiaries or its affiliate.

11.   Whether a Near Relative of another Interested
      Party in the company: If the Director is a near
      relative of another Interested Party in the
      Company, full details thereof:                        Not relative.

12.   Whether the Director holds shares and Convertible
      Securities in the Company, a subsidiary, or
      an affiliate. Details of shares and convertible       351,600 shares and options for shares
      securities held in the company, a Subsidiary, or      (which already have been vested), in ECI Telecom
      an Affiliate thereof:                                 Ltd. - an affiliate of the company.

13.   This report has been transferred by fax.
      To:  The Securities Authority  -    02-6513940        date:  6/21/2000 time: 8:40 a.m.
      To:  The Tel Aviv Stock Exchange Ltd. - 03-5105397    date:  6/21/2000 time: 8:40 a.m.
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                                                      Yours Sincerely,

                                                      Shlomo Heller, Adv.
                                                         Legal Counsel